York Stockbroers, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2024

ASSETS

Cash	$	47,109
Receivables from brokers and dealers		71,130
Accounts receivable		486,500
Fixed assets (net of accumulated depreciation of $17,194)		1,963
Prepaid Expenses		10,976
Deferred tax asset		17,771
Security deposit		3,000
Total Assets	$	638,449

LIABILITIES AND STOCKHOLDER EQUITY

Accounts payable and accrued expenses	$	442,292
Total Liabilities		442,292

Stockholder Equity

Common stock, no par value; 1,000 shares authorized		
1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,442,831
Accumulated deficit		(1,247,674)
Total Stockholder Equity		196,157
Total Liabilities & Stockholder Equity	$	638,449